FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

5 December 2012

HSBC TO SELL ITS ENTIRE SHAREHOLDING IN
PING AN INSURANCE

THE TRANSACTION

HSBC Insurance Holdings Limited ("HSBC Insurance") and The Hongkong and Shanghai Banking Corporation Limited ("HSBC Asia Pacific"), indirect wholly-owned subsidiaries of HSBC Holdings plc ("HSBC"), have agreed to sell their entire shareholdings (the "Shares") in Ping An Insurance (Group) Company of China, Ltd. ("Ping An Insurance"), representing 15.57% of the issued share capital of Ping An Insurance (the "Transaction"). The Shares will be sold to All Gain Trading Limited, Bloom Fortune Group Limited, Business Fortune Holdings Limited and Easy Boom Developments Limited (the "Purchasers"), indirect wholly-owned subsidiaries of Charoen Pokphand Group Company Limited ("CP Group"), for an aggregate purchase price of HK$72,736m (approximately US$9,385m), equivalent to HK$59.00 per share, payable in cash.

It has been agreed that 256,694,218 shares, representing approximately 20.8% of the Shares (the "Tranche 1 Shares"), will be transferred by HSBC Insurance to the Purchasers on 7 December 2012 ("First Completion") for a purchase price of HK$59.00 per share. 976,121,395 shares, representing approximately 79.2% of the Shares (the "Tranche 2 Shares"), will be transferred to the Purchasers conditional only on receipt of regulatory approval from the China Insurance Regulatory Commission ("CIRC") on the later of nine business days following CIRC approval and 7 January 2013 ("Second Completion"). The purchase price for the Tranche 2 Shares will also be HK$59.00 per share and will be financed in part in cash and in part under a facility with China Development Bank Corporation Hong Kong Branch ("CDB").

In HSBC's audited consolidated financial statements, prepared in accordance with International Financial Reporting Standards ("IFRS"), the carrying value of the investment in Ping An Insurance at 31 December 2011 was US$6,373m and the share of profits attributed to HSBC's investment in Ping An Insurance for the years ended 31 December 2011 and 31 December 2010 was US$946m and US$848m, respectively.

Commenting on the Transaction, HSBC Group Chief Executive, Stuart Gulliver, said: "This transaction represents further progress in the execution of the Group's strategy. China remains a key market for the Group and we will strengthen our focus on growing our own operations and building on our long-term strategic banking partnership with the Bank of Communications."

REASONS FOR AND BENEFITS OF THE TRANSACTION

As part of HSBC's objective to deliver sustainable long-term value to shareholders, it regularly reviews its businesses and investments against the strategic framework it has developed. The disposal of the stake in Ping An Insurance represents further progress in the execution of its strategy.

SALE AND PURCHASE AGREEMENT

Under a Sale and Purchase Agreement ("SPA") entered into on 5 December 2012 between HSBC Insurance, HSBC Asia Pacific, the Purchasers and CP Group, Chia Tai Worldwide (HK) Investment Company Limited ("CT Worldwide"), a wholly-owned subsidiary of the CP Group, HSBC Insurance and HSBC Asia Pacific have agreed to sell a total of 1,232,815,613 Shares, representing 15.57% of the issued share capital of Ping An Insurance, to the Purchasers.

Consideration
The aggregate consideration for the Shares is HK$72,736m, equivalent to HK$59.00 per share, payable in cash.

The consideration was arrived at after arm's length negotiations between the parties to the agreement. The Directors of HSBC believe the terms of the Transaction are fair and reasonable and in the interests of HSBC's shareholders as a whole.

Completion
First Completion will take place on 7 December 2012. Second Completion will take place on the later of nine business days following CIRC approval and 7 January 2013. The payment obligations in respect of the Second Completion are supported principally by a guarantee from CDB, and a cash deposit into each Purchaser's account.

Condition
Second Completion is conditional only on receipt of CIRC approval. If CIRC approval has not been received by 11:59 p.m. Hong Kong time on 1 February 2013 and the parties to the agreement have not agreed in writing to an extension, the parties' obligations in respect of Second Completion will terminate with immediate effect.

Transfer Restrictions
Pursuant to the SPA, CP Group, CT Worldwide and the Purchasers have agreed not to sell, transfer, dispose of or otherwise deal with the Shares, or engage in other activities which have a similar effect, for a period beginning from the date of the SPA up to and including the date that is six months after the date of First Completion or, if CIRC approval is obtained, Second Completion, subject to certain exceptions including in respect to CDB's security interest in the Shares.

FINANCIAL IMPACT OF THE TRANSACTION

It is estimated that the post-tax gain on the sale of the Shares calculated on an IFRS basis would be approximately US$2.6bn, comprising the consideration less the carrying value of the investment in Ping An Insurance, the reclassification of the related cumulative foreign exchange and other reserves, and the tax effects of the Transaction. As a result of the price for the Tranche 2 Shares being fixed for settlement at a future date, HSBC willrecognise a contingent forward sale contract. Changes in the fair value of this contract may result in some volatility in HSBC's Income Statement until either receipt of CIRC approval or the contract expires. The net result of such movements will be zero on maturity of the forward sale contract.

The Transaction is estimated to strengthen the HSBC Group Core Tier 1 Capital Ratio by approximately 0.5% and the Total Capital Ratio by approximately 1.0% based on 30 September 2012 ratios. HSBC Group's Core Tier 1 Capital Ratio at 30 September 2012 was 11.7% and the Total Capital Ratio was 15.6%. The proceeds will be used as capital in support of the further implementation of overall HSBC Group strategy.

By Order of the Board
R G Barber
Group Company Secretary

HSBC Holdings plc
Incorporated in England with limited liability. Registered in England: number 617987 Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom

5 December 2012

Stock Code: 5

Information on the HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa. With assets of US$2,721bn at 30 September 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

Information on Ping An Insurance (Group) Company of China, Ltd.
Ping An Insurance (Group) Company of China, Ltd. together with its subsidiaries is an insurance and financial services group in the PRC with the ability to provide multiple insurance and financial services and products to corporate and retail customers.

Information on Charoen Pokphand Group Company Limited
The Charoen Pokphand Group is a Thai multi-national conglomerate with core businesses in agro-industry and food, retail and telecommunications, which also engages in pharmacy, motorcycles, real estate, international trade, finance, media and other areas of business and operates different industries under common development. Founded in 1921, the Charoen Pokphand Group currently employs over 280,000 people and invests in 15 countries worldwide generating over US$33bn annual revenue for the year 2011.

Miscellaneous
The sale constitutes a discloseable transaction for HSBC under the Hong Kong Listing Rules.

The Board of Directors of HSBC Holdings plc as at the date of this announcement are: D J Flint, S T Gulliver, S A Catz†, L M L Cha†, M K T Cheung†, J D Coombe†, J Faber†, R A Fairhead†, J W J Hughes-Hallett†, W S H Laidlaw†, J P Lipsky†, J R Lomax†, I J Mackay, N R N Murthy†, Sir Simon Robertson† and J L Thornton†.

† Independent non-executive Director

To the best of the knowledge, information and belief of the Directors of HSBC Holdings plc having made all reasonable enquiries, each of the Purchasers, the CP Group, CT Worldwide and their ultimate beneficial owner is a third party independent of HSBC and its connected persons (as defined under the Hong Kong Listing Rules).

Forward-looking Statements
This announcement may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, HSBC's financial position, business strategy, plans and objectives for future operations. Words such as 'may', 'will', 'should', 'would', 'could', 'appears', 'believe', 'intends', 'expects', 'estimates', 'targeted', 'plans', 'anticipates', 'goal' and similar expressions and variations are intended to identify forward-looking statements but should not be considered as the only means through which these statements may be made.

These forward-looking statements represent HSBC's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Factors that could cause actual results to differ materially from those described in the forward-looking statements include, among others, receipt of CIRC approval, the timing of completion under the SPA and the performance of HSBC and Ping An Insurance through to the date of the Second Completion.

These forward-looking statements speak only as of the date of this announcement and HSBC Holdings plc does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements (except as required by the rules of the UK Listing Authority and the London Stock Exchange or the Listing Rules of the Hong Kong Stock Exchange).

Notes:
(i) All references to dollars or US$ are to United States dollars.
(ii) All references to HK$ are to Hong Kong dollars.

Media enquiries to:
London
Patrick Humphris	+44 (0)20 7992 1631	patrick.humphris@hsbc.com
Hong Kong
Gareth Hewett	+ 852 2822 4929	garethhewett@hsbc.com.hk
Helen Lam	+ 852 2822 4992	helenwylam@hsbc.com.hk
Investor Relations enquiries to:
London
Guy Lewis	+44 (0)20 7992 1938	guylewis@hsbc.com
Robert Quinlan	+44 (0)20 7991 3643	robert.quinlan@hsbc.com
Hong Kong
Hugh Pye	+852 2822 4908	hugh.pye@hsbc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                          By:

                                                                                   Name:   P A Stafford

                                                                                                   Title: Assistant Group Secretary

                                                                                         Date: 05 December 2012